SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                           OMNIRELIANT HOLDINGS, INC.
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                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE$.001 PER SHARE
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                         (Title of Class of Securities)

                                   68215T 10 4
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                                 (CUSIP Number)

                             Darrin M. Ocasio, Esq.
                       Sichenzia Ross Friedman Ference LLP
                             61 Broadway, 32nd Floor
                    New York, New York 10006; (212) 930-9700
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 14, 2007
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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                               (Page 1 of 7 Pages)

---------------------                                         -----------------
CUSIP No. 68215T 10 4                    13D                  Page 2 of 7 Pages
---------------------                                         -----------------

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1    NAME OF REPORTING PERSONS
     S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     FAMALOM LLC
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
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3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      |_|


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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Florida
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               7    SOLE VOTING POWER

                    1,500,000
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           1,500,000
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,500,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.71%
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14   TYPE OF REPORTING PERSON*

     CO
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

---------------------                                         -----------------
CUSIP No. 68215T 10 4                    13D                  Page 3 of 7 Pages
---------------------                                         -----------------

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1    NAME OF REPORTING PERSONS
     S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Christopher Phillips
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    1,500,000
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           1,500,000
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,500,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.71%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

Item 1. Security and Issuer.

      This statement relates to the Common Stock, par value $.00001 per share (the "Common Stock"), of OmniReliant Holdings, Inc., a Nevada Corporation (the "Issuer"). The Issuer's principal executive offices are located at 4902 Eisenhower Blvd., Suite 185, Tampa, FL 33634.

Item 2. Identity and Background.

      This statement is being filed by FAMALOM LLC, a Florida limited liability corporation ("FAMALOM"). FAMALOM is principally engaged in the business of investing. FAMALOM's business address is 4902 Eisenhower Blvd., Suite 185, Tampa, FL 33634.

      FAMALOM's sole stockholder is Chris Phillips, the Issuer's Interim Chief Executive Officer, whose business address is 4902 Eisenhower Blvd., Suite 185, Tampa, FL 33634. Mr. Phillips is a citizen of the United States.

      During the past five years, neither FAMALOM nor Mr. Phillips has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

      On May 14, 2007, Apogee Financial Investments, Inc. distributed 3,000,000 shares of the Issuer it held to the three owners of Apogee Financial Investments, Inc. Mr. Phillips holds a 50% membership interest in Apogee Financial Investment, Inc. As a result of the distribution, FAMALOM now owns 1,500,000 shares of common stock of the Issuer.

Item 4. Purpose of Transaction.

      As described above, FAMALOM's acquisition of these shares was made pursuant to a distribution by which Apogee Financial Investments, Inc. distributed 3,000,000 shares of the Issuer it held to the three owners of Apogee Financial Investments, Inc.

      Except as set forth in this Item, FAMALOM does not have any plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

      As of July 25, 2007, FAMALOM beneficially owned 1,500,000 shares or 10.71% of the Issuer's common stock. FAMALOM has the sole power to vote or dispose of all of its respective shares. The capital stock of FAMALOM is wholly owned by Chris Phillips, who is Interim Chief Executive Officer and Chief Financial Officer of Issuer. Mr. Phillips has the sole right to control the voting and disposition of the shares owned by FAMALOM Neither FAMALOM nor Mr. Phillips has effectuated any other transactions involving the securities in the last 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      There are no contracts, arrangements, understandings or relationships (legal or otherwise) between FAMALOM and any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

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   Exhibit No.     Description of Exhibit
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        1          Joint Filing Agreement, among FAMALOM LLC and Chris Phillips, dated July 25, 2007
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

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

                                               FAMALOM LLC


July 25, 2007                                  By:  /s/ Christopher Phillips
                                                    ----------------------------
                                                    Name: Christopher Phillips
                                                    Title: Managing Member



July 25, 2007                                  /s/ Christopher Phillips
                                               ---------------------------------
                                               Christopher Phillips

                                    EXHIBIT 3

                             JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, $.00001 par value per share, of OmniReliant Holdings, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 25th day of July, 2007.


                                               FAMALOM LLC


                                               By:  /s/ Christopher Phillips
                                                    ----------------------------
                                                    Name: Christopher Phillips
                                                    Title: Managing Member



                                               /s/ Christopher Phillips
                                               ---------------------------------
                                               Christopher Phillips